November 6, 2007

Mr. Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
Washington, D.C. 20549

Nile Therapeutics, Inc.
Registration Statement on Form SB-2
(File No. 333-146843)

Dear Mr. Riedler:

Nile Therapeutics, Inc., a Delaware corporation (the “Company”), hereby requests that the effectiveness of the Company’s Registration Statement on Form SB-2 for up to 9,860,376 shares of common stock, par value $0.001 per share, of the Company, be accelerated to 4:30 p.m., November 6, 2007, or as soon thereafter as is practicable.

In furnishing this letter, the Company acknowledges that:

▪	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Nile Therapeutics, Inc.

By:	/s/ Peter M. Strumph
Name: Peter M. Strumph
Title: Chief Executive Officer